      As filed with the Securities and Exchange Commission on May 3, 1994

                                                       Registration No. 33-52687
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                Amendment No. 2


                                       to

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                              HANOVER DIRECT, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                    1500 Harbor Boulevard                                  13-0853260
(State or other jurisdiction of                     Weehawken, New Jersey 07087                      (I.R.S. Employer Identification
 incorporation or organization)                          (201) 863-7300                                          Number)
                                          (Address, including zip code, and telephone number,
                                  including area code, of registrant's principal executive offices)

                                                         --------------------

                                                       Michael P. Sherman, Esq.
                                                         Hanover Direct, Inc.
                                                        1500 Harbor Boulevard
                                                     Weehawken, New Jersey 07087
                                                            (201) 863-7300
                                                 (Name, address, including zip code,
                                                and telephone number, including area
                                                     code, of agent for service)

                                                               Copy to:

                                                        Monte E. Wetzler, Esq.
                                                    Whitman Breed Abbott & Morgan
                                                           200 Park Avenue
                                                      New York, New York  10166
                                                            (212) 351-3000

                                                         --------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

                        CALCULATION OF REGISTRATION FEE



======================================================================================================================
                                                                             Proposed        Proposed
                                                                              Maximum        Maximum
                                                                             Offering       Aggregate      Amount of
                                                         Amount to be          Price         Offering     Registration
  Title of Each Class of Securities to be Registered      Registered        Per Unit(1)      Price(1)         Fee
======================================================================================================================
 9.25% Senior Subordinated Notes, Series A,             $14,000,000            100%        $14,000,000      $4,828 (3)
 Due August 1, 1998 (2)
- ----------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.


(2) There are also being registered hereunder the unconditional guaranties of the Series A Notes made on a joint and several basis by certain subsidiaries of the Registrant which are attached to and transferable only with the Series A Notes.


(3) Paid prior to the March 15, 1994 filing of this Registration Statement on Form S-3 with the Securities and Exchange Commission.

                                                         --------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

                           Exhibit index on page II-1

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    Subject to Completion, Dated May 3, 1994

             PROSPECTUS



                              HANOVER DIRECT, INC.

                                  $14,000,000
                        9.25% SENIOR SUBORDINATED NOTES
                         DUE AUGUST 1, 1998, SERIES A,

                           AND THE RELATED GUARANTIES


                                 -------------

        This Prospectus relates to the offering from time to time of up to $14,000,000 aggregate principal amount of 9.25% Senior Subordinated Notes due August 1, 1998, Series A (the "Series A Notes") of Hanover Direct, Inc., a Delaware corporation (the "Company"), by a holder of such notes (the "Selling Noteholder"). See "The Selling Noteholder." The Company will not receive any proceeds from the sales of the Series A Notes by the Selling Noteholder. Pursuant to the terms of a registration rights agreement between the Company and the Selling Noteholder, the Company is paying the expenses for the registration of the Series A Notes being offered hereby.


        The Series A Notes are senior subordinated obligations of the Company unconditionally guaranteed, on a joint and several basis, by certain subsidiaries of the Company. The Series A Notes mature on August 1, 1998 and bear interest at the rate of 9.25% per annum. Interest on the Series A Notes is payable quarterly on July 1, October 1, January 1 and April 1 of each year. See "Description of the Series A Notes."




        The Series A Notes will be offered by the Selling Noteholders from time to time following the date of this Prospectus. It is anticipated that sales of the Series A Notes being offered hereby, when made, will be made through privately negotiated transactions. Thus, the period of distribution of the Series A Notes may occur over an extended period of time. See "Plan of Distribution."


        The Series A Notes are not listed on any exchange.

                            ----------------------

        REFERENCE IS MADE TO "RISK FACTORS" WHICH CONTAINS MATERIAL INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE SECURITIES BEING OFFERED HEREBY.

                        ------------------------------

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                  EXCHANGE COMMISSION OR ANY STATE SECURITIES
                    COMMISSION PASSED UPON THE ACCURACY OR
                       ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                        ------------------------------


                 THE DATE OF THIS PROSPECTUS IS MAY --, 1994.

         No dealer, salesman or other person has been authorized to give any information or to make any representations not contained in or incorporated by reference in this Prospectus and, if given or made, such other information or representation should not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made.

                  -------------------------------------------

                             AVAILABLE INFORMATION


         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3, of which this Prospectus constitutes a part (together with any amendments thereto, the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Series A Notes. This Prospectus does not contain all the information set forth in the Registration Statement, certain items of which may be contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission and to which reference is hereby made for further information with respect to the Company and the Series A Notes. Items of information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission referred to above. In addition, copies of such reports, proxy statements and other information concerning the Company may also be inspected and copied at the library of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         The following documents filed with the Commission are incorporated in this Registration Statement by reference: (a) the Annual Report on Form 10-K for the fiscal year ended January 1, 1994 of the Company, as amended, and (b) the Current Reports on Form 8-K dated February 17, 1994 and March 9, 1994 of the Company.


         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 5(d) of the Exchange Act, prior to the termination of the offering of the Series A Notes shall be deemed to be incorporated by reference in this Registration Statement and to be a part of the Registration Statement from the respective date of filing of each such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference herein, other than certain exhibits to such documents. Requests for such documents should be directed to Michael P. Sherman, Executive Vice President, General Counsel and Secretary, Hanover Direct, Inc., 1500 Harbor Boulevard, Weehawken, New Jersey 07087. The Company's telephone number is (201) 863-7300.


                                  THE COMPANY

         The Company is a leading direct specialty retailer that publishes a portfolio of 14 branded specialty catalogs offering home furnishings, general merchandise and apparel. The Company's catalogs include Domestications, the nation's leading specialty home textile catalog, which has grown rapidly with revenues increasing from approximately $30 million in 1987 to approximately $311 million in 1993. The Company's portfolio of catalogs also includes Colonial Garden Kitchens, a leading specialty catalog featuring worksaving and lifestyle enhancing items for the kitchen and home. During 1993, the Company mailed approximately 322 million catalogs and had total revenues of approximately $643 million. The Company maintains a proprietary customer list, containing approximately 19 million names of customers who have made purchases from at least one of the Company's catalogs within the past 36 months. Since 1991, approximately seven million names have been added to the list. Approximately seven million of the names on the list represent customers who have made purchases from at least one of the Company's catalogs within the last 12 months.

         The Company is incorporated in Delaware with its principal executive office at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. The Company's telephone number is (201) 863-7300.


                                  RISK FACTORS

         In addition to all the other information contained in this Prospectus and the documents incorporated by reference, prospective purchasers should consider the risk factors set forth below prior to deciding whether to invest in the Series A Notes offered hereby.

FUTURE OPERATING RESULTS

         The Company's continued revenue growth and positive net income will depend on its ability to increase catalog sales and to effectively monitor and control costs. There can be no assurance that the Company's future operations will generate net income. Furthermore, future operating results depend upon many factors, including general economic conditions, the ability of the Company to continue to attract and retain customers successfully, the level of competition and its ability to successfully identify, forecast and respond to customer preferences and fashion trends.

         The Company's Domestications catalog is the nation's leading specialty home textile catalog with revenues of approximately $311 million in 1993, which constitute approximately 48% of the Company's revenues in 1993. A decrease in profitability of Domestications would have a material adverse effect upon the Company's financial position and results of operations.

RECENT ACQUISITIONS AND NEW BUSINESS DEVELOPMENTS

         The Company acquired three businesses during 1993: (i) in May, the Company acquired the assets of Gump's, the well known San Francisco retailer and a leading upscale catalog marketer of exclusive gifts; (ii) in August, the Company acquired the assets of The Company Store, an upscale direct marketer of down comforters and other down and related products for the home; and (iii) in September, the Company acquired the stock of Tweeds, the European inspired women's fashion catalog. None of these companies was profitable at the time of its acquisition by the Company. In addition, these acquisitions present relatively new market niches for the Company and the Company must successfully integrate and develop these newly acquired companies. There can be no assurance that the Company will be able to successfully integrate or develop these new businesses or improve their profitability.

         In addition, in January 1994, the Company entered into an agreement (the "Sears Agreement") with Sears Roebuck and Co. ("Sears") to produce specialty catalogs for the 23 million customers of the recently discontinued Sears catalog. The Sears Agreement represents the culmination of successful test marketing by Sears and the Company during 1993. The Sears Agreement contains increasing performance standards which must be met by the Company and which allow Sears to terminate the Sears Agreement upon noncompliance. There can be no assurance that the Company will be able to meet such performance standards.

COMPUTER SYSTEMS CONVERSION

         The Company is currently in the process of upgrading its management information systems by implementing new integrated software and migrating from a centralized mainframe to mid-range mini-computers. The Company currently estimates that the total cost to install and implement the new systems, including the cost of dedicated internal personnel, will be approximately $13 to $15 million. The Company plans to bring the new systems on-line for several catalogs in 1994 (during which time it will maintain its existing systems for its other catalogs) with the balance of the Company's catalogs to be brought on-line in 1995. There can be no assurance that the new systems will be implemented as currently scheduled or that they will achieve the goals established by the Company, in which case the Company's financial position or results of operations may be adversely affected.

NEW FULFILLMENT FACILITY

         The Company owns an interest in the Roanoke, Virginia fulfillment center which services its Tweeds catalog. The Company plans to consolidate additional Apparel Group catalogs into this facility and to construct in 1994 an additional 500,000 square foot state-of-the-art facility on a separate site in Roanoke which, upon its completion, will handle all of Domestications fulfillment needs. The Company estimates that the total cost of this consolidation effort and the construction of the new facility will be approximately $18 million. Although the Company has carefully planned the transition to these facilities in phases, significant delays or serious unanticipated difficulties arising from the transition could adversely effect the Company's financial position or results of operations.

FOREIGN SOURCING

         Approximately 10% of the Company's merchandise is purchased directly from foreign suppliers. Although the Company believes that it has established close relationships with its principal manufacturing sources, the Company's future success will depend in some measure upon its ability to maintain such relationships.

         The Company's business is subject to the risks generally associated with conducting business abroad, including adverse fluctuations in currency exchange rates (particularly those of the U.S. dollar against certain foreign currencies), changes in import duties or quotas, the imposition of taxes or other charges on imports, disruptions or delays in shipments and transportation, labor disputes and strikes. The occurrence of any one or more of the foregoing could adversely affect the Company's financial position or results of operations. To date, these factors have not caused any material disruption of the Company's operations. Also, the Company conducts business with most of its vendors in United States currency and has not experienced any material difficulties as a result of any foreign, political, economic or social liabilities.

INCREASES IN COSTS OF MAILING, PAPER AND PRINTING

         Postal rate increases and paper and printing costs affect the cost of the Company's order fulfillment and catalog and promotional mailings. In 1993, the Company mailed approximately 322 million catalogs and the aggregate cost of mailing catalogs and other promotional materials, including printing and paper costs, totalled approximately $158 million. The Company has contracted for its paper needs through the end of 1994 and believes its paper costs are competitive at the present time. However, no assurance can be given that the Company will not be subject to a significant increase in paper costs. The Company anticipates a postal rate increase in 1995. Increases in postal rates or paper and printing costs could have a material negative impact on the Company's financial position and results of operations to the extent that the Company is unable to pass such increase directly on to customers or to offset such increase by raising selling prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems.

CONSUMER SPENDING

         The success of the Company's operations depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. There can be no assurance that weak economic conditions or changes in the retail environment or other economic factors that impact the level of consumer spending would not have a material adverse impact on the Company.

COMPETITION

         The mail order catalog business is highly competitive. The Company's catalogs compete with other mail order catalogs and retail stores, including department stores, specialty stores and discount stores. A number of the Company's competitors have substantially greater financial, distribution and marketing resources than the Company. The recent substantial sales growth in the direct marketing industry has encouraged the entry of many new competitors and an increase in competition from established companies.

RELATIONSHIP WITH NAR


         NAR Group Limited, a British Virgin Islands corporation or its affiliates ("NAR"), currently owns 53.2% of the Company's outstanding Common Stock on a fully-diluted basis. Although pursuant to a stock purchase agreement between the Company and NAR, NAR has agreed to nominate only six of the Company's 11 Directors until 1996, NAR will have the power to elect the entire Board of Directors and, except as otherwise provided by law of the Company's Certificate of Incorporation, to approve any action requiring shareholder approval without a shareholders meeting.


                       RATIO OF EARNINGS TO FIXED CHARGES


         For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of the amount of fixed charges plus earnings before income taxes and extraordinary items. Fixed charges consist of interest and the portion of rent deemed representative of the interest factor. For the years ended December 30, 1989, December 26, 1992 and January 1, 1994, the ratio of earnings to fixed charges was 1.04 to 1.00, 1.08 to 1.00 and 3.91 to 1.00, respectively. For the years ended December 29, 1990 and December 28, 1991, earnings as defined were less than fixed charges by approximately $1,236,000 and $50,856,000, respectively.


                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Series A Notes hereunder.

                       DESCRIPTION OF THE SERIES A NOTES


         The following general summary of the material terms of the Series A Notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, the pertinent portions of that certain Indenture, dated as of August 17, 1993, among the Company, as issuer, and certain subsidiaries of the Company, as guarantors, and First Trust National Association, as trustee (the "Indenture").


GENERAL


         The Series A Notes are senior obligations of the Company subordinated in right of prior payment in full of all existing and future Senior Indebtedness of the Company and the Guarantor Subsidiaries pursuant to the terms of the Indenture and a certain subordination agreement dated as of August 17, 1993 among Congress Financial Corporation ("CFC") and Sun Life Insurance Company of America ("Sun Life"). See "Subordination." The Company's obligations under the Series A Notes are absolutely and unconditionally guaranteed on a joint and several basis by certain Guarantor Subsidiaries of the Company. See "Guaranties."


         The Series A Notes will mature on August 1, 1998 and bear interest at 9.25% per annum. Interest on the Series A Notes is payable quarterly on July 1, October 1, January 1 and April 1 of each year to the persons who are the registered holders thereof at the close of business on June 15, September 15, December 15 and March 15, respectively. The Company will pay interest at 12.25% per annum on any overdue principal and prepayment charge and, to the extent permitted by applicable law, on any interest overdue (without regard to any applicable grace period), until same shall be paid.

         Interest on the Series A Notes will be computed on the basis of a 360-day year of twelve 30-day months. The Company may pay principal and interest or premium, if any, by wire transfer and/or may mail an interest check to the registered address of a holder of the Series A Notes. Upon written request of a holder of Series A Notes in an aggregate principal amount equal to at least $1,000,000, the Company shall make payment of principal or interest or premium, if any, by wire transfer of immediately available funds to the wire address specified in such notice.


SUBORDINATION



         The Series A Notes are senior obligations of the Company subordinated in right of prior payment in full of all existing and future Senior Indebtedness of the Company and the Guarantor Subsidiaries pursuant to the terms of the Indenture and a certain subordination agreement dated as of August 17, 1993 among CFC and Sun Life. At May 2, 1994, the Company and the
Guarantor Subsidiaries had approximately $440,000 principal amount of outstanding indebtedness that by the terms of such indebtedness is senior in right of payment to the Series A Notes. This amount represents the currently outstanding balance under the Company's $52.5 million three-year revolving credit facility with CFC.



GUARANTIES



         Certain subsidiaries of the Company which were Restricted Subsidiaries of the Company on the date of the Indenture and any subsidiary of the Company that becomes a Restricted Subsidiary after the date of the Indenture pursuant to the provisions of the Indenture (collectively, the "Guarantor Subsidiaries") have unconditionally, jointly and severally guaranteed (such guarantees being the "Guaranties") to each holder of the Series A Notes and to the Trustee the Series A Notes or the obligations of the Company under the Indenture, the Series A Notes or the other Documents that (i) the principal of and interest on and premium, if any, and any other amounts owing on the Series A Notes will be paid in full when due, whether at the maturity or interest payment date, by acceleration, redemption or otherwise, and interest on the overdue principal and interest, if any, of the Series A Notes and all other obligations of the Company to the holders of the Series A Notes or the Trustee under the Indenture, the Series A Notes or the other Documents will be promptly paid in full or performed, all in accordance with the terms of the Indenture, the Series A Notes or the other Documents; and
(ii) in case of any extension of time of payment or renewal of any Series A Notes or any of such other obligations, they will be paid in full when due or performed in accordance with the terms of the extension or renewal, whether at maturity, by acceleration or otherwise. Failing timely payment when due of any amount so guaranteed for whatever reason, the Guarantor Subsidiaries will be jointly and severally obligated to pay the same whether or not such failure to pay has become an Event of Default which could cause acceleration pursuant to the provisions of the Indenture.



Optional Redemption


         The Series A Notes are redeemable, at the option of the Company, in whole or from time to time in part in each case at the greater of (i) 100% of the outstanding principal amount, plus accrued interest and other amounts then due and owing on the Series A Notes to the redemption date, or (ii) the present value of the scheduled principal and interest payments due on such Series A Notes, computed using a discount rate equal to the Treasury Rate, plus accrued interest and other amounts then due and owing on the Series A Notes.

         If less than all the Series A Notes are to be redeemed, selection for redemption will be made by the Trustee on a substantially pro rata basis.


Change in Control



         Upon the occurrence of any of the following events (a "Change in Control"), each holder of the Series A Notes shall have the right to require that the Company repurchase such holder's Series A Notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase, pursuant to an offer (the "Repurchase Offer") made in accordance with the procedures described below and the other provisions in the Indenture: (i) directly or indirectly a sale, transfer or other conveyance of all or substantially all of the assets of the Company, on a consolidated basis, to any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), excluding transfers or conveyances to or among Restricted Subsidiaries, as an entirety or substantially as an entirety in one transaction or series of related transactions, (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) other than NAR, directly or through its subsidiaries, is or becomes the "beneficial owner" (as that term is used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a person shall be deemed to have "beneficial ownership" of all Capital Stock that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of a sufficient number of issued and outstanding shares of Capital Stock of the Company on a fully diluted basis, to elect a majority of the members of the Board of Directors of the Company, or (iii) during any period of 24 consecutive months, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.



         Within 10 days following any Change in Control, the Company shall send by certified mail to the Trustee and to each holder of Series A Notes, at its last registered address, a notice stating, among other things, that a Change in Control has occurred, the repurchase price, the repurchase date, which shall be no earlier than 30 days nor later than 60 days from the date of mailing of such notice, and certain other procedures that a holder of the Series A Notes must follow to accept a Repurchase Offer or to withdraw such acceptance.



         The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and other securities laws and regulations in connection with the repurchase of the Series A Notes as described above.



Certain Covenants



         The Indenture contains, among other, the following covenants:



         Limitations on Distributions and Investments. Pursuant to the terms of the Indenture, the Company shall not directly or indirectly, nor cause or permit any Restricted Subsidiary or any person controlled by the Company or any Restricted Subsidiary to, declare, pay or make any dividends or distributions on any shares of Capital Stock (other than dividends from Consolidated Subsidiaries solely to the Company or Consolidated Subsidiaries of the Company), or pay any Management Fee permitted under the Indenture in excess of $750,000 in the aggregate in any fiscal year or make or permit or suffer to exist any Restricted Investments (collectively, "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment: (i) the aggregate amount of Restricted Payments (and to the extent applicable, the amount of any Restricted Payment shall be the original principal or capital or guarantee amount thereof less returns of principal or equity thereon without adjustment by reason of the financial condition or results of operations of any subsidiary or investment), declared, paid or made during the period beginning July 1, 1993 to and including the date any such Restricted Payment is made would not exceed twenty percent (20%) of aggregate Consolidated Net Income (plus, in determining the amount available to make any Restricted Payment consisting solely of a Restricted Investment, the amount of the net proceeds from the issuance and sale of Capital Stock by the Company or any Restricted Subsidiary) for the period from July 1, 1993 to the end of the immediately preceding ended fiscal quarter at the date any such Restricted Payment is made (it being agreed that the amount of any Restricted Payment made by transfer of property of any Person other than cash shall be the greater of (A) the fair market value of such property, as determined in good faith by the Board of Directors of such Person and evidenced by Board Resolution or (B) the book value of such property); (ii) the Company could incur $1.00 of additional Indebtedness pursuant to the covenants of the Indenture, the CFC Credit Agreement and any other instrument or evidence of Indebtedness; and (iii) no Default or Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing.



         Limitation on Encumbrances. Pursuant to the terms of the Indenture, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist or otherwise cause or suffer to become effective any Lien of any kind other than Permitted Encumbrances.



         Indebtedness to Consolidated Earnings Ratio. Pursuant to the terms of the Indenture, the Company shall not permit, as at the end of any fiscal quarter commencing during each period set forth below, the ratio of (i) Indebtedness of the Company and its Restricted Subsidiaries, determined on a consolidated basis as at such date, to (ii) Consolidated Earnings on such date of determination, to exceed the ratio set forth opposite such period (Consolidated Earnings being calculated on the basis of the financial performance for the immediately preceding four (4) consecutive fiscal quarters):



Period                                                               Ratio
- ------                                                               -----
December 31, 1993 to December 31, 1994                                5.0 to 1.0
January 1, 1995 to December 31, 1996                                  4.5 to 1.0
January 1, 1997 to July 1, 1998                                       4.0 to 1.0

         Limitation on the Incurrence of Additional Indebtedness. Pursuant to the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume, guarantee, suffer to exist or otherwise in any manner become liable or commit to become liable with respect to any Indebtedness except for: (a) the Series A Notes; (b) Indebtedness existing as of August 17, 1993 (except Indebtedness which is to be repaid from the proceeds of the sale of the Series A Notes); (c) intercompany Indebtedness between (i) the Company and a Restricted Subsidiary and (ii) a Restricted Subsidiary and another Restricted Subsidiary, provided that such intercompany Indebtedness is fully subordinated in all respects to the Series A Notes and subject to subordination provisions that are consented to in writing by a majority of holders in principal amount of the then outstanding Series A Notes; and (d) other Indebtedness that on a proforma basis, as if such Indebtedness were outstanding for the entire immediately preceding four (4) consecutive quarters, complies with all the terms, conditions and covenants of the Series A Notes and the Indenture, provided, that (i) on the date such Indebtedness is incurred, created or assumed, and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing and (ii) if such Indebtedness is to be used to redeem any Series A Notes pursuant to paragraph 5 of the Series A Notes, such Indebtedness shall (x) have an interest cost that is equal to or less than the interest cost on the Series A Notes and (y) not have an Average Life shorter than the remaining Average Life of the Series A Notes at the time of such redemption.



         Maintenance of Consolidated Net Worth. Pursuant to the terms of the Indenture, the Company shall not permit Consolidated Net Worth of the Company at the end of any fiscal quarter commencing during each period set forth below to be less than the amount set forth below opposite such period:



                                                                      Consolidated Net
Period                                                                     Worth
- ------                                                                ----------------
January 1, 1994 to December 31, 1994                                    $18,000,000
January 1, 1995 to December 31, 1998                                     28,000,000
January 1, 1996 to July 1, 1998                                          40,000,000



         Restriction on Payment of Management Fees. Pursuant to the terms of the Indenture, the Company shall not, directly or indirectly, nor cause or permit any Restricted Subsidiary or any person controlled by the Company or any Restricted Subsidiary to, pay any Management Fees except for Management Fees paid in equal quarterly installments that in the aggregate do not exceed $750,000 in any twelve-month period, provided that such Management Fees may not be paid unless (i) at the time of and after giving effect to payment of any Management Fee, no Event of Default shall have occurred and be continuing, (ii) an independent committee of the Board of Directors of the Company has approved the management agreement applicable to the relevant period and the payment of such Management Fee as evidenced by a Board Resolution and (iii) any Management Fee payment is fully subordinated in all respects to the Series A Notes and made subject in right and time of payment to amounts owing under the Series A Notes, and, provided, further, however, that the aggregate amount of any Management Fees paid pursuant hereto in excess of $750,000 in any fiscal year shall be Restricted Payments and permitted only to the extent allowed under the Indenture provision limiting distributions and investments.



         Limitation on Transactions With Affiliates. Pursuant to the terms of the Indenture, the Company shall not, nor shall it permit any Restricted Subsidiary to (i) sell, lease, transfer or otherwise dispose of any of its properties, assets or securities to, (ii) purchase or lease any property, assets or securities from, (iii) make any Restricted Investment in, (iv) make any loan or advance on the guaranty of any Indebtedness, or (v) obtain services or enter into or amend any contract or agreement with or for the benefit of, either an (A) Affiliate of any of them, (B) any person or person who is a member of a group (as such term is used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable that, directly or indirectly, is the beneficial holder of 5% or more of any class of equity securities of the Company or any of its subsidiaries or any Affiliates thereof,
(C) any person who is an Affiliate of any such holder, or (D) any officers, directors, or employees of any of the above (each case, an "Affiliate Transaction"), except for transactions evidenced by an Officer's Certificate addressed and delivered to the Trustee stating that such Affiliate Transaction is made in good faith, and that the terms of such Affiliate Transaction are fair and reasonable to the Company and on terms no less favorable than those obtainable in an arm's length transaction with a third party that is not an Affiliate or such Restricted Subsidiary, as the case may be, provided, that with respect to any Affiliate Transaction with an aggregate value (to either party) in excess of $1,000,000, the Company must, prior to the consummation thereof, obtain a written favorable opinion that such transactions is favorable to the Company and to the holders of the Series A Notes from an Independent Financial Advisor from a financial point of view. Notwithstanding the foregoing, (x) transactions exclusively between or among the Company and any Restricted Subsidiaries, (y) loans and advances to employees of the Company or any Restricted Subsidiaries for expenses in the ordinary course of business and consistent with past practices and (z) Restricted Payments made in compliance with the Indenture provision limiting distributions and investments, payments made in compliance with the restriction on payment of Management Fees and transactions permitted by, and complying with, the provisions of the Indenture governing mergers shall not constitute "Affiliate Transactions."



         Fixed Charge Coverage Ratio. Pursuant to the terms of the Indenture, the Company shall not permit, as at the end of any fiscal quarter commencing during each period set forth below, the Fixed Charge Coverage Ratio of the Company to be less than the ratio set forth opposite such period (the Fixed Charge Coverage Ratio being calculated on the basis of the financial performance for the immediately preceding four (4) consecutive fiscal quarters):



                                                                         Minimum
                                                                       Fixed Charge
Period                                                                Coverage Ratio
- ------                                                                --------------
January 1, 1994 to December 31, 1994                                  1.80 to 1.00
January 1, 1995 to December 31, 1996                                  2.00 to 1.00
January 1, 1997 to December 31, 1998                                  2.15 to 1.00
        and at all times thereafter



         Limitation on Ranking of Future Indebtedness. Pursuant to the terms of the Indenture, the Company shall not, directly or indirectly, incur, create, or suffer to exist any Indebtedness which is subordinated or junior in right of payment (to any extent) to any Senior Indebtedness and senior or superior in right of payment (to any extent) to the Series A Notes.



         Sale and Leaseback. Pursuant to the terms of the Indenture, the Company shall not, nor shall it permit any Restricted Subsidiary to, (i) enter into any arrangement with any lender or investor or to which such lender or investor is a party providing for the lease by the Company or any such Restricted Subsidiary of real or personal property or any other asset, tangible or intangible, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such lender or investor or to any person to whom the funds have been or are to be advanced by such lender or investor, which advance is secured by such property, assets or rental obligations of the Company or such Restricted Subsidiary or (ii) sell or transfer any real or personal property or any other asset, tangible or intangible, that is used or useful in conducting the business of the Company or any Restricted Subsidiary and then or thereafter rent or lease any other real or personal property or other asset that is to be used for substantially the same purpose as such property or asset that has been sold or transferred. Notwithstanding the foregoing, and subject to the provisions set forth in the Indenture, the Company or any Restricted Subsidiary shall be permitted to (A) enter into a transaction described in the foregoing clauses (i) and (ii) provided that such transaction is only between or among the Company and any Restricted Subsidiary, (B) enter into a capital lease at the time of, or within four (4) months after, the initial acquisition or completion of construction by the Company or any Restricted Subsidiary of the property or other asset that is subject to such capital lease and (C) renew or extend any capital lease permitted under the foregoing clause (B) of this sentence.



         Limitation on Payment Restrictions Affecting Subsidiaries. Pursuant to the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or suffer to exist or allow to become effective any consensual encumbrance or restriction on the ability of (i) any of the subsidiaries of the Company to (a) pay dividends or make other distributions on its Capital Stock or pay any obligation, liability or any Indebtedness owed to the Company or any Restricted Subsidiary, (b) make loans or advances to the Company or any Restricted Subsidiary or (c) transfer any of its properties or assets to the Company or any Restricted Subsidiary, or
(ii) the Company or any Restricted Subsidiary to receive or retain vis-a-vis the transferor any such amounts set forth in clause (i)(a), (i)(b) or (i)(c) above, except for encumbrances or restrictions existing on the date hereof contained in the Indenture, the CFC Credit Agreement or any replacement of the CFC Credit Agreement, provided that such encumbrances or restrictions are no more restrictive with respect to matters set forth in clauses (i) and (ii) above than those under the CFC Credit Agreement as in effect on the date of the Indenture, or under or by reason of applicable law.



         Limitations on Sales of Assets and Subsidiary Stock. Pursuant to the terms of the Indenture, neither the Company nor any Restricted Subsidiary shall in one or a series of related transactions convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, business or assets, tangible or intangible (including shares of Capital Stock of any direct or indirect subsidiaries of the Company, by sale, issuance or otherwise) whether now owned or hereafter acquired (an "Asset Sale"), unless (A) the Net Cash Proceeds (as defined below) therefrom (1) within a period of not greater than twelve (12) months after the date of such Asset Sale, are invested in assets or property that are directly related to the fundamental nature of the business of the Company and the Restricted Subsidiaries as of the date of the Indenture or in the acquisition of a Restricted Subsidiary that is engaged in a business that is directly related to the fundamental nature of the business of the Company and the Restricted Subsidiaries as of the date of the Indenture, or (2) if such Net Cash Proceeds are not invested within twelve (12) months as provided for in the foregoing clause (1), the Company applies the amount not so invested of such Net Cash Proceeds to the redemption of the Series A Notes pursuant to paragraph 5 of the Series A Notes or the repurchase of the Series A Notes pursuant to an Offer to Purchase (as defined below), (B) 50% of the value of the consideration for such Asset Sale consists of U.S. Legal Tender or unrestricted marketable securities and (C) any promissory note received in connection with such Asset Sale shall not have a maturity, including any extensions thereof greater than seven (7) years. Notwithstanding the foregoing provisions hereof: (i) the Company and any Restricted Subsidiary may convey, sell, transfer or otherwise dispose of assets or Capital Stock of any Unrestricted Subsidiary of the Company, provided that such conveyance, sale, transfer or other disposition is without recourse, except for warranties, indemnities and price adjustments, to the Company or any Restricted Subsidiary;
(ii) the Company and any Restricted Subsidiary may in the ordinary course of business and consistent with past practices lease customer and mailing lists;
(iii) the Company and any Restricted Subsidiary may convey, sell, lease, transfer or otherwise dispose of assets pursuant to and in accordance with the provisions of the Indenture governing mergers; (iv) the Company and any Restricted Subsidiary may for value convey, sell, transfer or otherwise dispose of inventories in the ordinary course of business and consistent with past practices; (v) the Company and any Restricted Subsidiary may for value convey, sell, lease, transfer, or assign property no longer necessary for the proper conduct of the business (as evidenced by a Board Resolution and as disclosed to the Trustee in an Officer's Certificate immediately thereupon for Asset Sales with a fair market value of at least $250,000); (vi) the Company and any Restricted Subsidiary may abandon assets and properties of the Company which are no longer useful in its business and cannot be sold and may for value convey, sell, lease, transfer, or assign damaged, worn out or other obsolete property in the ordinary course of business; (vii) the Company and any Restricted Subsidiary may sell accounts pursuant to the GECC Agreement and may in the ordinary course of business and consistent with past practices sell accounts receivable for fair market value and without recourse or claim against the Company or any Restricted Subsidiary; and (viii) the Company and any Restricted Subsidiary may convey, sell, lease, transfer, assign or otherwise dispose of assets to the extent that the aggregate Net Cash Proceeds from all such Asset Sales occurring on or after the date of this Indenture in any consecutive twelve (12) months (other than Asset Sales otherwise permitted in clauses (i) through (vii) above) do not exceed ten percent (10%) of the Consolidated Assets of the Company and the Restricted Subsidiaries as at the end of the most recent fiscal quarter.



         For purposes hereof, "Net Cash Proceeds" means the aggregate amount of U.S. Legal Tender received by the Company and the Restricted Subsidiaries in respect of an Asset Sale, other than those expressly permitted in clauses (i) through (viii) above, less the sum of (a) all reasonable fees, commissions and other expenses incurred in connection with such Asset Sale, including the amount (estimated reasonably in good faith by the Company and evidenced by a Board Resolution) of income, franchise, sales and other applicable taxes required to be paid by the Company or any Restricted Subsidiary in connection with such Asset Sale; provided, however, that if actual taxes paid are less than such estimated taxes, the difference shall be reincluded in Net Cash Proceeds and (b) the aggregate amount of U.S. Legal Tender so received which is used to retire any existing Indebtedness of the Company or the Restricted Subsidiaries which is required by the express terms of the instruments to which they relate to be repaid in connection with such Asset Sale. The Company shall accumulate all Net Cash Proceeds in excess of the amount provided in clause
(viii) above, and the aggregate amount of such accumulated Net Cash Proceeds not used for the purposes permitted hereby and within the time provided hereby shall be referred to as the "Accumulated Amount."



         On any date on which the Accumulated Amount exceeds $3,000,000 (a "Minimum Accumulation Date"), the Company shall make an unconditional offer (an "Offer to Purchase") to the holders of the Series A Notes to purchase Series A Notes having a principal amount (the "Offer Amount") equal to the Accumulated Amount, at a purchase price equal to 100% of principal amount, plus (i) accrued but unpaid interest to, and including, the date (the "Purchase Date") the Series A Notes tendered are purchased and paid for in accordance with the Indenture, and (ii) any premium that would be payable if the Company were to have, on such Purchase Date, redeemed the Series A Notes pursuant to the optional redemption provisions of the Series A Notes. To the extent that the aggregate amount of Series A Notes tendered pursuant to an Offer to Purchase is less than the Offer Amount, the Company may use such deficiency for general corporate purposes without restriction, unless otherwise restricted by the other provisions of the Indenture. If the aggregate principal amount of Series A Notes surrendered by holders thereof exceeds the Offer Amount, the Trustee shall select the Series A Notes to be purchased on a pro rata basis. Upon completion of the Offer to Purchase, the Accumulated Amount shall be reset at zero.



         Limitation on Activities. Pursuant to the terms of the Indenture, the Company shall not, and shall not permit any material Restricted Subsidiary to, primarily engage in any business or investment activities other than those necessary for, incident to, connected with or arising out of the Company's principal activities in direct specialty retailing or directly related activities.



         Working Capital Adequacy. Pursuant to the terms of the Indenture, the Company shall not permit, as at the end of any fiscal quarter, the sum of Consolidated Current Assets plus Net Cash Flow plus Excess Availability to be less than the sum of Consolidated Current Liabilities plus Revolving Loan Balance.



         Provision of SEC Reports, Financial Information. So long as any of the Series A Notes are outstanding, the Company will deliver to the Trustee and make available to all of the holders of the Series

A Notes, upon request, copies of the annual reports and other information, documents and other reports that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act or would have been required to file with the Commission if the Company was subject to such sections, as well as certain additional financial information concerning the Company.



         Additional Covenants. The Indenture also contains covenants with respect to the following matters: (i) payment of principal and interest; (ii) delivery of compliance certificates; (iii) waiver of stay, extension and usury laws; (iv) maintenance of corporate existence; (v) payment of taxes and claims;
(vi) investment company status; (vii) maintenance of properties and insurance;
(viii) compliance with laws; (ix) ERISA; (x) certain environmental matters;
(xi) books and records; (xii) accounting changes; (xiii) repurchase of Series A Notes prior to July 1, 1998; and (xiv) amendment of the CFC Credit Agreement.



Restrictions on Merger, Etc.



         Pursuant to the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, consolidate with or merge with or into any other entity or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets (determined on a consolidated basis for the Company and its subsidiaries taken as a whole) to any entity, unless: (1) either (a) the Company shall be the continuing corporation or (b) the entity (if other than the Company) formed by such consolidation or into which the Company is merged or the entity that acquires, by sale, conveyance, assignment, transfer, lease or disposition, all or substantially all of the properties and assets of the Company shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of and premium, if any, and interest on all the Series A Notes and the performance and observance of every covenant of the Indenture and the other Documents on the part of the Company to be performed or observed; (2) immediately before and immediately thereafter, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing; (3) immediately after giving effect to any such transaction involving the incurrence by the Company or any of its subsidiaries, directly or indirectly of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any of its subsidiaries incurred in connection with or as a result of such transaction as having been incurred at the time of such transaction), the Company (if it is the continuing corporation) or such other entity could incur at least $1.00 of additional Indebtedness pursuant to the Indenture; and (4) immediately thereafter, the Company (if it is the continuing corporation) or such other entity shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction. The Company must deliver to the Trustee prior to the consummation of the proposed transaction an Officer's Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture comply with the Indenture.



         Notwithstanding any of the foregoing provisions, any Restricted Subsidiary of the Company may consolidate or merge with or into, or sell, convey, assign, transfer or otherwise dispose of all or substantially all of its assets to, the Company or any other Restricted Subsidiary of the Company so long as the Company or a Restricted Subsidiary of the Company shall be the continuing corporation.



         Upon any consolidation or merger, or any sale, lease, conveyance or other disposition of assets in accordance with the provisions of the Indenture, the successor corporation formed by such consolidation or into or with which the Company or any Restricted Subsidiary is merged or to which such sale, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company or the Restricted Subsidiaries, as the case may be, under the Indenture and the Documents with the same effect as if such successor Person had been named as the Company or the Restricted Subsidiary, as the case may be, in the Indenture or otherwise; provided, however, that the predecessor

Company or the Restricted Subsidiary, in the case of a sale, lease, conveyance or other disposition shall not be released from the obligation to pay the principal of and interest on the Series A Notes or any other obligations.


Events of Default


         Each of the following is an "Event of Default" under the Indenture:
(1) the Company or the Guarantor Subsidiaries default in the payment of interest or any other amounts owing on any Series A Note when the same becomes due and payable and the Default continues for a period of ten (10) days; or the Distribution Facility Subsidiary defaults in the payment of interest or any other amounts owing on the Pledged Note when the same becomes due and payable;
(2) the Company defaults in the payment of the principal of any Series A Note when the same becomes due and payable at maturity, upon redemption or otherwise; or the Distribution Facility Subsidiary defaults in the payment of the principal of the Pledged Note when the same becomes due and payable upon demand, upon acceleration, upon redemption or otherwise; or the Company fails to pay to the holders any interest, principal, proceeds, assets or other amounts collected by the Company with respect to the Pledged Note within one day after receipt thereof; or any payment default occurs under the CFC Credit Agreement or any default under Section 6.18 or 6.19 of the CFC Credit Agreement occurs and continues for a period of forty-five (45) days; or the Trustee receives a Payment Block Notice pursuant to the Subordination Agreement; or any representation or warranty made in the Purchase Agreement or any other Document was false in any material respect on the date as of which made or deemed made;
(3) either the Company or the Guarantor Subsidiaries fail to comply with any of its other agreements or covenants in, or provisions of, the Series A Notes, the Indenture, the Guaranties or the other Documents to which it is a party and such failure shall have continued for a period of thirty (30) days after the earlier of written notice by the Trustee or when such failure shall first have become known to the Company or the Guarantor Subsidiaries; (4) an acceleration of payment prior to scheduled maturity occurs under any mortgage, indenture, instrument or agreement under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or any of their subsidiaries in an aggregate amount in excess of $1,000,000 (other than the CFC Credit Agreement), whether such Indebtedness now exists or shall be created hereafter; (5) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Company or any Restricted Subsidiary and such remains undischarged for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all such judgments exceeds $1,000,000; (6) the Company or any Restricted Subsidiary pursuant to or within the meaning of any Bankruptcy Law:
(A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors, or (E) admits in writing its inability generally to pay its debts as the same become due; (7) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (A) is for relief against any of the Company or any Restricted Subsidiary in an involuntary case, (B) appoints a custodian of any of the Company or any Restricted Subsidiary or for all or substantially all of the property of the Company or any Restricted Subsidiary, or (C) orders the liquidation of any of the Company or any Restricted Subsidiary, and the order or decree remains unstayed and in effect for 60 days; (8) there has occurred a revocation, suspension or involuntary loss of any material license, contract or franchise of the Company or any Guarantor Subsidiary which results in the cessation of the operation of the business of any of such entities for a period of more than 30 consecutive days; (9) a court of competent jurisdiction enters a final judgment holding any of the Guaranties or any other Documents to be invalid or unenforceable and such judgment remains unstayed and is in effect for a period of 60 consecutive days; or if either the Company or any Guarantor Subsidiary shall assert, in any pleading filed in such a court, that the Guaranties or any other Documents are invalid or unenforceable; (10) the Company or any Guarantor Subsidiary default in the payment of any amounts due pursuant to the terms of the Purchase Agreement, the Registration Rights Agreement or the other Documents (other than payments already covered by subsections (1) and (2) hereof) when the same become due and payable; or (11) the Company admits in any writing that it is unable to pay its debts as they become due.

         Within ninety (90) days after the end of each fiscal year and within forty-five (45) days after the end of each fiscal quarter, the Company will deliver to the Trustee and holders of at least $1,000,000 in aggregate principal amount of the Series A Note an Officer's Certificate as to the absence of default and as to compliance with the terms of the Indenture.



Discharge



         The Indenture will cease to be of further effect (except as to surviving rights of compensation and indemnity of the Trustee and certain repayments to noteholders) when all outstanding Series A Notes theretofore authenticated and issued have been delivered to the Trustee for cancellation and the Company or the Guarantor Subsidiaries have paid all sums payable under the Indenture. In addition, the Company and the Guarantor Subsidiaries may terminate all of their respective obligations under the Indenture (except as to surviving rights of compensation and indemnity of the Trustee and certain repayments to noteholders) if (i) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal and interest and premium, if any, on the Series A Notes to maturity or redemption, as the case may be, and to pay all other sums payable by it under the Indenture, and (ii) the Company has delivered to the Trustee an Opinion of Counsel satisfactory to the Trustee that the holders of the Series A Notes should not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised. However, the Company's and the Guarantor Subsidiaries' obligations to register the transfer or exchange of the Series A Notes, replace stolen, lost or mutilated Series A Notes and maintain paying agencies shall survive until the Series A Notes are no longer outstanding.



Amendments and Waivers



         Pursuant to the terms of the Indenture, the holders of a majority in principal amount of the then outstanding Series A Notes may waive compliance with any provision of the Indenture, the Series A Notes or any related Document, including an existing Default or Event of Default and its consequences but not a continuing Default or Event of Default in the payment of the principal of or interest on any Series A Notes.



         The terms of the Indenture, the Series A Notes and any other related Document may be amended with the written consent of the holders of at least a majority in principal amount of the then outstanding Series A Notes. However, without the consent of each Series A Noteholder affected, an amendment or waiver may not: (i) reduce the amount of Series A Notes whose holders must consent to an amendment or waiver; (ii) reduce the rate of or change the time for payment of interest on any Series A Note; (iii) reduce the principal of or change the fixed maturity of any Series A Note or alter the redemption provisions with respect thereto; (iv) make any Series A Note payable in money other than that stated in the Series A Note; (v) make any change in the waiver and amendment provisions of the Indenture; or (vi) waive a default in the payment of the principal of, or interest or premium on, any Series A Note.



Certain Definitions



         "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise.

         "Average Life" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal (or redemption) payment of such security or instrument multiplied by the amount of such principal (or redemption) payment by (ii) the sum of all such principal (or redemption) payments.



         "Bankruptcy Law" means Title 11, U.S. Code or any similar federal, state or foreign law for the relief of debtors.



         "Board of Directors" or "Board" means the Board of Directors or any authorized committee of the Board of the Company empowered to act on such matters.



         "Board Resolution" means, with respect to any Person, a duly adopted resolution of the Board of Directors of such Person, a certified copy of which has been sent to the Trustee.



         "Capital Stock" means with respect to any Person any and all shares, interests, warrants, rights, options, participations or other equivalents (however designated) of, in or to corporate stock, including of, in or to common stock and preferred stock (whether or not included in shareholders' equity).



         "Capitalized Lease Obligation" means, as applied to any Person for any period, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet or for which the amount of the asset or liability thereunder as if so capitalized should be disclosed in a footnote to such balance sheet of that Person and the amount of such obligation shall be the capitalized amount thereof, determined in accordance with such principles.



         "Cash and Marketable Securities" means cash, cash equivalents of U.S. Government Obligations or certificates of deposit maturing within nine months from the date of issuance thereof issued by a commercial bank or trust company organized under the laws of the United States of America or any state thereof or the District of Columbia or any other short-term money market type obligations of such corporation, each having a rating for its unsecured long-term debt of "A" or better from both Standard & Poor's Corporation ("S&P") and Moody's Investors Service, Inc. ("Moody's") and commercial paper rated A-1/P-1 by S&P and Moody's and not maturing more than 90 days from the date of acquisition thereof.



         "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq. or any analogous or similar state law.



         "CFC Credit Agreement" means that certain Amended and Restated Loan and Security Agreement, dated as of July 9, 1993, by and among Congress Financial Corporation, a California corporation, Hanover Direct Fulfillment, Inc., a Pennsylvania corporation, Brawn California, Inc., a California corporation, Gump's By Mail, Inc., a Delaware corporation, and GSF Acquisition Corp., a California corporation, as the same may be amended, modified or supplemented.



         "Consolidated Assets" shall mean, at any date, the consolidated assets of the Company and its subsidiaries as determined on a consolidated basis and in accordance with GAAP.



         "Consolidated Current Assets" shall mean at any date, all amounts which, in conformity with GAAP, would be included under current assets on a consolidated balance sheet of the Company and the Restricted Subsidiaries, as at such date.

         "Consolidated Current Liabilities" shall mean at any date, all amounts which, in conformity with GAAP, would be included under current liabilities on a consolidated balance sheet of the Company and the Restricted Subsidiaries, excluding the Revolving Loan Balance to the extent included in such current liabilities, as at such date.



         "Consolidated Earnings" shall mean, with respect to any period, the sum for such period of (i) Consolidated Net Income, plus (ii) taxes not currently due and payable of the Company and the Restricted Subsidiaries, in each case as determined on a consolidated basis and in accordance with GAAP.



         "Consolidated Net Income" shall mean, with respect to any period, the net income (or loss) of the Company and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP consistently applied for each period, adjusted to exclude (only to the extent included in computing such net income (or loss)), extraordinary and nonrecurring items and gains (or losses) on investments or assets, unremitted equity in earnings of Affiliates (except for such unremitted equity that is within the complete control of the Company and is not otherwise restricted and for which funds are currently available for disbursement), minority interests, gains on retirement of debt, cash dividends received in liquidation or discontinuance of any Affiliate or in the form of intercompany transfer of cash not constituting repayment of Indebtedness or payment in respect of liquidation or discontinuance of the transferor or any write-up of any asset and any deferred credit or amortization of a deferred credit arising from any acquisition in any manner of any Person.



         "Consolidated Net Worth" shall mean, at any date, the total shareholders' equity of each of the Company and its subsidiaries determined on a consolidated basis in accordance with GAAP, less (i) any item that by its terms (or by the terms of any security which it is convertible into or exchangeable for) or upon the happening of any event is (a) convertible into or exchangeable for Indebtedness, or (b) matures or is mandatorily redeemable pursuant to a sinking fund or otherwise, less (ii) declared but unpaid dividends on any class of Capital Stock and less (iii) any treasury stock.



         "Consolidated Subsidiary" of any specific Person means any subsidiary, all of whose shares of Capital Stock are owned by such Person and/or by another Consolidated Subsidiary of such Person, and the accounts of which are, or under GAAP are required to be, consolidated with the accounts of such Person.



         "Distribution Facility Subsidiary" shall mean a Consolidated Subsidiary of the Company formed after the date hereof to acquire the New Distribution Facility.



         "Documents" means the Purchase Agreement, the Indenture, the Registration Rights Agreement, the Series A Notes, the Guaranties, the Collateral Documentation, the Escrow Agreement and all other security agreements, mortgages, deeds of trust, financing statements, lease assignments, guaranties and other agreements and instruments, together with any assignments, endorsements of, exhibits, schedules or other attachments to all of the foregoing, delivered in connection with the transactions contemplated hereby or thereby, all as amended, supplemented or otherwise modified from time to time.



         "Environmental Law" means any federal, state or local law, statute, ordinance, rule, license, order, permit or regulation pertaining to health, industrial hygiene, hazardous waste or the environmental conditions on, under, from or about any real property, including without limitation, CERCLA and RCRA.



         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute.

         "Excess Availability" shall mean at any date, the aggregate amount, as determined by any lender according to any revolving loans or lines of credit that stipulates the amount of funds available to the Company and the Restricted Subsidiaries, for immediate and unrestricted drawdown or advance, and which pursuant to any such drawdown or advance will by its nature increase the aggregate outstanding balance owed to such lender by the Company and the Restricted Subsidiaries.



         "Fixed Charge Coverage Ratio" shall mean, for any period, the ratio of
(a) the sum for such period of (i) Consolidated Net Income, plus (ii) Interest Expense (excluding interest income) (whether or not capitalized), plus (iii) federal, state and local income tax expense to the extent deducted in determining Consolidated Net Income, plus (iv) principal and interest on Capitalized Lease Obligations, plus (v) operating rents less directly associated sublease income to the extent that (x) such sublease income does not exceed the associated rents of the Company and (y) the sublease is for a term equal to or beyond the stated maturity of the Series A Notes, to (b) the sum for such period of (i) Interest Expense (excluding interest income) (whether or not capitalized), plus (ii) Capitalized Lease Obligations, plus (iii) cash dividends declared or due for payment (whether paid or not), plus (iv) operating rents less directly associated sublease income to the extent that (x) such sublease income does not exceed the associated rents of the Company and
(y) the sublease is for a term equal to or beyond the stated maturity of the Series A Notes. For purposes of the preceding definition, interest on Capitalized Lease Obligations shall be deemed to accrue at an interest rate implicit in such Capitalized Lease Obligations in accordance with GAAP.



         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be in general use by significant segments of the accounting profession, which are applicable to the circumstances as of the date of determination, consistently applied.



         "GECC Agreement" means the Account Purchase Agreement, dated as of December 31, 1992, by and among the Company, Hanover Direct Fulfillment, Inc., a Pennsylvania corporation, Brawn of California, Inc., a California corporation, GSF Acquisition Corp., a California corporation, Gump's by Mail, Inc., a Delaware corporation, Gump's Holdings, Inc., a Delaware corporation, and General Electric Capital Corporation, a New York corporation, as the same may be further amended or modified or supplemented.



         "Governmental Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof.



         "Indebtedness" means, without duplication, with respect to any Person,
(a) all obligations of such person (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services (other than accounts payable outstanding less than ninety (90) days and arising in the ordinary course of business), (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit (other than trade letters of credit on which amounts have been owed for less than 180 days and arising in the ordinary course of business and consistent with past practices); (b) all obligations of such person under interest swap obligations and foreign currency hedges; (c) all liabilities of others of the kind described in the preceding clause (a) or (b) that such person has guaranteed or that is otherwise its legal liability; (d) all obligations secured by a Lien to which the property or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of such person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such person's legal liability; (e) indebtedness under conditional sales contracts and other types of title retention agreements; and (f) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clause (a), (b), (c), (d), or (e), or this clause (f), whether or not between or among the same parties.



         "Independent" when used with respect to any specified Person means such a Person who (i) is in fact independent, (ii) does not have any direct financial interest or any material indirect financial interest in the Company or any other obligor upon the Series A Notes or in any Affiliate of the Company or such other obligor, and (iii) is not connected with the Company or such other obligor or any Affiliate of the Company or such other obligor, as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions. Whenever it is provided that any Independent Person's opinion or certificate shall be furnished to the Trustee, such Person shall be appointed by a written order of the Company and approved by the Trustee in the exercise of reasonable care and such opinion or certificate shall state that the signer has read this definition and that the signer is Independent within the meaning hereof.



         "Independent Financial Advisor" means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of the Company's Board of Directors, as the case may be,
(i) qualified to perform the task for which it has been engaged, and (ii) disinterested and Independent insofar as it relates to such engagement with respect to the Company, all of its subsidiaries, and each Affiliate of the Company and/or their subsidiaries.



         "Interest Expense" shall mean, for any period, the total interest expense of the Company and its subsidiaries during such period, determined on a consolidated basis in accordance with GAAP.



         "Investments" means any direct or indirect purchase or other acquisition by a Person of, or a beneficial interest in, Capital Stock or other securities of any other Person other than a Person that prior to the relevant time was a subsidiary of that Person, or any direct or indirect loan, advance (other than advances to employees for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by that Person to any other Person including all Indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business and any agreement to purchase, sell or lease assets, products, supplies, materials, transportation or services, or to advance funds and/or guaranty such, for the purpose of giving financial assurance to any creditors of any Person, or grant any lien on property of such Person to secure any obligations of another Person.



         "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, collateral assignment, encumbrance or adverse claim affecting title or resulting in a charge against real or personal property of any kind in respect of such asset (including any agreement to give any security interest). For the purposes of the Indenture, a Person shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, any option or other agreement to sell, Capitalized Lease Obligation or other title retention agreement relating to such asset.



         "Mail Order Joint Venture" shall mean any joint undertaking in which any Person not an Affiliate of the Company or its subsidiaries is engaged with the Company or its subsidiaries, including, without limitation, a joint venture, partnership, business trust, licensing agreement or other similar entity or arrangement, for the purpose of research, marketing and development of the direct specialty retail business of the Company.

         "Management Fee" means any fee or other compensation payable to NAR or any Affiliate or related party of NAR by the Company or any of its subsidiaries or Affiliates for services rendered with respect to the management of the Company or any of its subsidiaries or Affiliates.



         "Net Cash Flow" shall mean four (4) times the Consolidated Net Income for the immediately preceding fiscal quarter plus, to the extent deducted in determining Consolidated Net Income for such quarter, depreciation, amortization (including without limitation, amortization of assets under Capitalized Lease Obligations), depletion, and provision for taxes not currently due. To the extent that Net Cash Flow for the immediately preceding fiscal quarter is less than zero, then "Net Cash Flow" shall mean two (2) times Consolidated Net Income for the immediately preceding two (2) fiscal quarters plus, to the extent deducted in determining Consolidated Net Income for such quarters, depreciation, amortization (including without limitation, amortization of assets under Capitalized Lease Obligations), depletion, and provision for taxes not currently due.



         "New Distribution Facility" means the new fulfillment center and distribution facility established, acquired and improved by the Distribution Facility Subsidiary to be used exclusively by the Company and its subsidiaries in their mail order and retail businesses.



         "Officer's Certificate" means a certificate signed by any duly authorized officer, who must be the President, the Chief Financial Officer, the Treasurer or a Vice President of the Company or a Consolidated Subsidiary thereof, as the context may indicate.



         "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.



         "Permitted Encumbrances" means (i) Liens (other than any Lien imposed under ERISA or any Environmental Laws) for taxes, assessments, or charges of any Governmental Authority for claims not yet due or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with the provisions of GAAP and enforcement thereof is not being sought or is stayed; (ii) Liens of landlords, carriers, warehousemen, mechanics, materialmen and other Liens (other than any Lien imposed under ERISA) not voluntarily granted for amounts not yet due or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, and with respect to which adequate reserves or other appropriate provisions are being maintained in accordance with the provisions of GAAP, and enforcement thereof is not being sought or stayed; (iii) Liens (other than any Lien imposed under ERISA) incurred or deposits made in the ordinary course of business (including, without limitation, surety bonds, appeal bonds and letters of credit), in connection with workers' compensation, unemployment insurance and other types of social security benefits or to secure the performance of tenders, bids, leases, contracts (other than for the repayment of Indebtedness), statutory obligations and other similar obligations or arising as a result of progress payments under government contracts; (iv) easements (including, without limitation, reciprocal easement agreements and utility agreements), rights-of-way, covenants, consents, reservations, encroachments, variations and other similar restrictions, charges or encumbrances (whether or not recorded) and other Liens incurred in the ordinary course of business, which do not secure Indebtedness or the deferred purchase price of any asset and which do not interfere materially with the ordinary conduct of the business of the Company or any subsidiary and which do not materially detract from the value of the property to which they attach or materially impair the use thereof to the Company or any subsidiary; (v) building restrictions, zoning laws and other statutes, laws, rules, regulations, ordinances and restrictions, and any amendments thereto, now or at any time hereafter adopted by any governmental authority having jurisdiction; (vi) the Liens set forth on a schedule hereto, including renewals and extensions thereof, (vii) a Lien in connection with a first mortgage on the New Distribution Facility, provided that the associated

Indebtedness is used for expansion of the New Distribution Facility and other capital expenditures associated with it and (viii) Liens pursuant to capital leases incurred pursuant to the Indenture.



         "Permitted Investments" means (i) Cash and Marketable Securities, (ii) investments in Restricted Subsidiaries that are Consolidated Subsidiaries and
(iii) investments in a Mail Order Joint Venture that is not a subsidiary of the Company or any of its subsidiaries, provided that the aggregate amount of capital, investments, equity, loans, payments or assets of any kind contributed, directly or indirectly, by the Company and its subsidiaries to all Mail Order Joint Ventures shall not exceed $10,000,000 for the period from the date hereof and thereafter.



         "Person" and "person" mean any individual, corporation, partnership, joint venture, association, joint stock company, trust or estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity, foreign or domestic.



         "Pledged Note" means a demand note in an aggregate principal amount as required under paragraph 6 of the Series A Notes from the Distribution Facility Subsidiary in favor of the Company.



         "Purchase Agreement" means that certain Purchase Agreement dated as of August 17, 1993 by and among the Company and the Purchaser.



         "Purchaser" means Sun Life Insurance Company of America, including its transferees and assigns.



         "RCRA" means the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq.



         "Registration Rights Agreement" means the Registration Rights Agreement attached as Annex B to the Purchase Agreement.



         "Restricted Investment" means any Investment, contribution or transfer of property, assets or value in consideration or on account of any Indebtedness or equity interest (by way of transfers of property, contribution to capital, acquisitions of stock, securities or evidences of Indebtedness, or otherwise) in or to any Person, except in any Permitted Investment.



         "Restricted Subsidiary" means any subsidiary of the Company, including, without limitation, the Distribution Facility Subsidiary, that is not an Unrestricted Subsidiary.



         "Revolving Loan Balance" shall mean at any date, the aggregate outstanding balance owed to one or more lenders by the Company and the Restricted Subsidiaries consisting of secured loans and advances made on a revolving basis (involving advances, repayments and readvances) whose primary purpose is to provide the Company or the Restricted Subsidiaries with working capital.



         "Senior Indebtedness" means the principal of, and interest on, any Indebtedness of the Company or the Guarantor Subsidiaries, whether outstanding on the date of this Indenture or hereafter created, incurred for borrowed money, including amounts drawn under letters of credit or other similar financial accommodations, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same expressly provides that such Indebtedness shall be pari passu or subordinate in right of payment to the Series A Notes; provided, however, Senior Indebtedness shall not include (a) in the case of the respective obligation of the Company and the Guarantor Subsidiaries in respect of each Series A Note and the Guarantor Subsidiaries in respect of other Series A Notes, (b) Indebtedness of the Company or any Guarantor Subsidiary to a subsidiary of the Company or any Guarantor Subsidiary or an Affiliate of the Company or any Guarantor Subsidiary, (c) Indebtedness to, or guaranteed on behalf of, any individual shareholder, director, officer or employee of the Company or of any subsidiary of the Company (including, without limitation, amounts owed for compensation),
(d) Indebtedness and other amounts incurred in connection with obtaining goods, materials or services, (e) Indebtedness incurred in violation of the Indenture and (f) Indebtedness that by its terms is subordinated to any other Indebtedness of the Company or the Guarantor Subsidiaries.



         "Subordination Agreement" means the Subordination Agreement among Congress Financial Corporation, a California corporation, and Sun Life Insurance Company of America, as in effect on the date hereof and as amended or modified.



         "Unrestricted Subsidiary" means the subsidiaries of the Company listed on a schedule hereto. In addition, Unrestricted Subsidiaries shall mean any subsidiary of the Company that:



                 (i) is formed or acquired after the date hereof prior to the occurrence of an Event of Default (or an event that, after notice or lapse of time, or both, would become an Event of Default) which is continuing at the time of receipt of such notice;



                 (ii) has been formed or acquired without any direct or indirect investment, whether in cash or property, of the Company or any Restricted Subsidiary, other than Capital Stock of the Company upon which no dividends are paid or payable (except dividends paid or payable in additional Capital Stock of the Company similarly restricted as to dividends), by the Company or any Restricted Subsidiary and without the incurrence of any Indebtedness, directly or indirectly, by either of the Company or any Restricted Subsidiary in connection with such acquisition or the business to be engaged in by such Unrestricted Subsidiary;



                 (iii) maintains separate books and records and engages in no transaction, direct or indirect, with the Company or any Restricted Subsidiary, other than such Unrestricted Subsidiary's declaration and payment to the Company or any Restricted Subsidiary of dividends in its own Capital Stock, or the payment by such Unrestricted Subsidiary to the Company or any Restricted Subsidiary of overhead and other administrative charges in the ordinary course of business; and



                 (iv) obtains financing, if any, on a completely stand alone basis, i.e., not requiring any direct or indirect guarantee or other form of financial support or credit enhancement from the Company or any Restricted Subsidiary, other than the non-recourse pledge of the Capital Stock of another Unrestricted Subsidiary and cross-corporate guaranties between or among Unrestricted Subsidiaries formed or acquired at the same time as part of a single transaction upon the consummation of which such cross-guaranties are executed in favor of the provider of such stand alone financing.



Any subsidiary of the Company formed or acquired after the date of the Indenture which at any time does not meet or no longer meets any of the foregoing requirements shall not be considered, for purposes hereof, or if initially so considered, shall lose its status as, an Unrestricted Subsidiary and shall be subject to all of the requirements set forth herein with respect to Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided, however, that immediately after giving effect to such designation, on a pro forma basis, as if such Unrestricted Subsidiary had been a Restricted Subsidiary for the entire immediately preceding four (4) consecutive fiscal quarters (x) the Company is in compliance with all of the terms, conditions and covenants of the Series A Notes and the Indenture and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officer's Certificate certifying that such designation complied with the foregoing provisions.



         "U.S. Legal Tender" shall mean such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.




Governing Law



         The Indenture, the Series A Notes and the Guaranties are governed by the laws of the State of New York, without regard to the conflicts of law provisions thereof.


The Trustee

         First Trust National Association, whose address is First Trust Center, 180 East Fifth Street, P.O. Box 64111, St. Paul, Minnesota 55164, is the trustee under the Indenture. The Trustee may perform certain services for and transact other banking business with the Company from time to time in the ordinary course of business.


                               SELLING NOTEHOLDER


         All of the Series A Notes being offered hereby are being offered on behalf of the Selling Noteholder, Stately & Co., a nominee of Sun Life Insurance Company of America, 1999 Avenue of the Stars, Los Angeles, California 90067, which purchased $20,000,000 aggregate principal amount of Series A Notes from the Company pursuant to a Purchase Agreement dated as of August 17, 1993. Pursuant to the terms of the Series A Notes and the Indenture, $6,000,000 aggregate principal amount of Series A Notes were mandatorily redeemed by the Company on May 1, 1994. The Selling Noteholder has indicated that it wishes to be in a position to sell all of the Series A Notes offered hereby. The aggregate principal amount of Series A Notes which may actually be sold by the Selling Noteholder will be determined from time to time by such Selling Noteholder and will depend on a number of factors including the price which may be obtained for the Series A Notes.



                              PLAN OF DISTRIBUTION

         The Series A Notes are being sold by the Selling Noteholder for its own account; the Company will not receive any proceeds from the sales of the Series A Notes by the Selling Noteholder. The Selling Noteholder is not restricted as to the price or prices at which it may sell its Series A Notes. The aggregate proceeds to the Selling Noteholder from the sale of the Series A Notes will be the purchase price of such Series A Notes sold less any agents' commissions and other expenses of issuance and distribution not borne by the Company. Further, the Selling Noteholder is not restricted as to the aggregate principal amount of Series A Notes which may be sold at any one time. It is anticipated that sales of the Series A Notes being offered hereby, when made, will be made through privately negotiated transactions.


                                    EXPERTS

         The consolidated balance sheets of Hanover Direct, Inc. (successor to The Horn & Hardart Company) and subsidiaries as of January 1, 1994 and December 26, 1992, and the related consolidated statements of income (loss), shareholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended January 1, 1994 and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said reports, which include an explanatory paragraph with respect to the change in its method of accounting for income taxes as discussed in Notes 1 and 10 to the consolidated financial statements.

         The consolidated balance sheets of Company Store Holdings, Inc. and subsidiaries (Debtors-in-Possession) as of August 1, 1992 and July 27, 1991, and the related consolidated statements of operations, shareholders' investment (deficit) and cash flows for each of the three years in the period ended August 1, 1992 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said reports which include an explanatory paragraph that describes Company Store Holdings, Inc.'s filing for bankruptcy and its ability to continue as a going concern, as discussed in Note 2 to the consolidated financial statements.

         The financial statements of Tweeds, Inc. as of and for the years ended June 30, 1991 and July 30, 1990 which are incorporated herein by reference, have been so included in reliance upon the report of Deloitte & Touche, independent auditors (of which the report contains explanatory language with respect to the substantial doubt about the entity's ability to continue as a going concern), incorporated herein by reference, given upon the authority of said firm as experts in auditing and accounting.

         The balance sheets of Tweeds, Inc. as of January 31, 1993 and February 2, 1992, and the related statements of operations, stockholders' equity and cash flows for the year ended January 31, 1993, and the period from July 1, 1991 to February 2, 1992 incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Gump's Inc. at February 27, 1993 and February 29, 1992 and February 23, 1991 and for each of the three years in the period ended February 27, 1993, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their reports thereon (which contain an explanatory paragraph with respect to the Company's ability to continue as a going concern) appearing elsewhere herein are incorporated by reference. Such consolidated financial statements are included in reliance upon the authority of such firm as experts in accounting and auditing.


                                 LEGAL MATTERS

         The legality of the Series A Notes offered hereby is being passed upon for the Company by Whitman Breed Abbott & Morgan, New York, New York.

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.   Other Expenses of Issuance and Distribution.

           The estimated expenses in connection with the offering of the Series A Notes, which will be borne by the Company, are as follows:

           SEC registration fee . . . . . . . . . . . . . . . . . . . . . . . . . .        $   4,828
           Printing and engraving expenses  . . . . . . . . . . . . . . . . . . . .           20,000*
           Legal fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . .           50,000*
           Accounting fees and expenses . . . . . . . . . . . . . . . . . . . . . .           20,000*
           Blue Sky fees and expenses (including counsel fees)  . . . . . . . . . .           20,000*
           Trustee's fees and expenses  . . . . . . . . . . . . . . . . . . . . . .           20,000*
           Miscellaneous expenses . . . . . . . . . . . . . . . . . . . . . . . . .            5,172*
                                                                                           ---------

                             Total  . . . . . . . . . . . . . . . . . . . . . . . .        $ 140,000*
                                                                                           =========



- ------------------------
*  Estimated





ITEM 16.  Exhibits.


           Exhibit                                                                           Page
           Number                 Description of Exhibit                                    Number
           ------                 ----------------------                                    ------
             4                    Indenture between Hanover Direct, Inc. and
                                  First Trust National Association, as
                                  Trustee, dated as of August 17, 1993
                                  (incorporated by reference to Exhibit
                                  4.1 to the Annual Report on Form 10-K of
                                  Hanover Direct, Inc. for the fiscal year
                                  ended January 1, 1994).                                    --

             5                    Opinion of Whitman Breed Abbott & Morgan as
                                  to the legality of the securities being registered.         *

            12                    Statement re computation of ratio
                                  of earnings to fixed charges.                               *

            23.1                  Consents of Arthur Andersen & Co.                           *

            23.2                  Consent of KPMG Peat Marwick.                               *

            23.3                  Consent of Deloitte & Touche.                               *

            23.4                  Consent of Ernst & Young.                                   *

            23.5                  Consent of Whitman Breed Abbott & Morgan
                                  (included in the opinion set forth as
                                  Exhibit 5 to this Registration Statement).                 --

            24                    Powers of Attorney of certain directors
                                  and officers of the Company (included on page
                                  II-7 of this Registration Statement).                      --

            25                    Statement of Eligibility and Qualification of
                                  First Trust National Association, as Trustee,
                                  on Form T-1 (filed separately).                             *


- ------------------------

*  Previously filed

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, as amended, Hanover Direct, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Weehawken, State of New Jersey, on the 2nd day of May, 1994.


                               HANOVER DIRECT, INC.

                               By: /s/ Jack E. Rosenfeld
                                  --------------------------------------
                                   Jack E. Rosenfeld,
                                   President and Chief Executive Officer


        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities indicated on May 2, 1994.



                NAME                                          TITLE
                ----                                          -----
/s/ Alan G. Quasha*                              Chairman of the Board and Director
- --------------------------------------
Alan G. Quasha


/s/ Jack E. Rosenfeld*                           Director, President and Chief Executive Officer
- --------------------------------------           (principal executive officer)
Jack E. Rosenfeld


/s/ Wayne P. Garten*                             Executive Vice President and Chief Financial Officer
- --------------------------------------           (principal financial officer)
Wayne P. Garten


/s/ David E. Ullman*                             Vice President, Controller
- --------------------------------------           (principal accounting officer)
David E. Ullman


/s/ Ralph Destino*                               Director
- --------------------------------------
Ralph Destino


/s/ J. David Hakman*                             Director
- --------------------------------------
J. David Hakman


/s/ S. Lee Kling*                                Director
- --------------------------------------
S. Lee Kling

                                                                 Director
- -------------------------------------
Theodore H. Kruttschnitt



/s/ Jeffrey Laikind*                                             Director
- --------------------------------------
Jeffrey Laikind


/s/ Elizabeth Valk Long*                                         Director
- --------------------------------------
Elizabeth Valk Long


/s/ Edmund R. Manwell*                                           Director
- --------------------------------------
Edmund R. Manwell


/s/ Geraldine Stutz*                                             Director
- --------------------------------------
Geraldine Stutz


/s/ Robert F. Wright*                                            Director
- --------------------------------------
Robert F. Wright



- ------------------------

* Michael P. Sherman, pursuant to a Power of Attorney executed by each of the directors and officers noted above and filed with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this Amendment No. 2 to Registration Statement on behalf of each of the person noted above, in the capacities indicated.




                                  /s/ Michael P. Sherman
                                  ---------------------------------------
                                  Michael P. Sherman